

Mail Stop 3720

January 9, 2017

Mr. Ryan A. Hornaday
Executive Vice President, Chief Financial Officer and Treasurer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204

      Re: Emmis Communications Corporation
             Form 10-K for Fiscal Year Ended February 29, 2016
             Filed May 5, 2016
             File No. 000-23264

Dear Mr. Hornaday:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Carlos Pacho for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 − Telecommunications